Exhibit 107

Calculation of Filing Fee Tables

S-1

(Form Type)

Life Clips, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate		Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Common shares	457	(c)	510,000,000.005		$2,550,000	$ $	92.70 per 1,000,000	$236.39
Fees Previously Paid	-	-	-		-	-	-		-	-
Carry Forward Securities
Carry Forward Securities
		Total Offering Amounts					$2,550,000			$236.39
		Total Fees Previously Paid								0
		Total Fee Offsets								0
		Net Fee Due								$236.39

Table 2: Fee Offset Claims and Sources

N/A

Table 3: Combined Prospectuses

N/A